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November 30, 1999



Securities and Exchange Commission
Washington, D.C. 20549



Ladies and Gentlemen:

We were previously principal accountants for Sento Corporation and, under the date of March 31, 1999, we reported on the consolidated financial statements of Sento Corporation and subsidiaries as of and for the years ended March 31, 1999 and 1998. On November 24, 1999, our appointment as principal accountants was terminated. We have read Sento Corporation's statements included under
Item 4 of its Form 8-K dated November 30, 1999, and we agree with such statements, except we are not in a position to agree or disagree with Sento Corporation's statement that the change was recommended and approved by the audit committee or that no consultations occurred between the Company and Ernst & Young LLP regarding the application of accounting principles or the type of opinion that might be rendered.

Very truly yours,

KPMG LLP

/s/ KPMG LLP